Exhibit 99.1

ETC M-A Acquisition LLC
Consolidated and Combined Financial Statements
As of December 31, 2017 and 2016
Years Ended December 31, 2017, 2016 and 2015

ETC M-A Acquisition LLC

Report of Independent Registered Public Accounting Firm

Board of Directors of Energy Transfer Partners, L.L.C. and
Member of ETC M-A Acquisition LLC
Opinion on the financial statements
We have audited the accompanying balance sheets of ETC M-A Acquisition LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated and combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2014.
Dallas, Texas
February 23, 2018

i

ETC M-A Acquisition LLC
Balance Sheets
(Dollars in millions)

	December 31,
	2017	2016
ASSETS
Current Assets:
Cash	$—	$—
Advances to affiliated companies	52	17
Total current assets	52	17

Investments in unconsolidated affiliates	282	313
Total assets	$334	$330

LIABILITIES AND EQUITY
Current Liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Members’ equity	331	327
Total equity	331	327
Total liabilities and equity	$334	$330

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statements of Operations
(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015
Revenues:
Sales and other operating revenue	$—	$—	$1,960
Sales to affiliates	—	—	424
Other	—	—	10
Total revenues	—	—	2,394
Costs and expenses:
Cost of products sold	—	—	1,636
Purchases from affiliates	—	—	685
Operating expenses	—	—	20
Selling, general and administrative	—	—	17
Depreciation and amortization	—	—	13
Total costs and expenses	—	—	2,371
Operating income	—	—	23
Other income:
Income (loss) from unconsolidated affiliates	4	(53)	269
Other, net	—	—	1
Income (loss) before income tax expense	4	(53)	293
Income tax expense	—	—	3
Net income (loss)	$4	$(53)	$290

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statement of Equity
(Dollars in millions)

Total
Balance, December 31, 2014	$1,024
Sunoco LLC Transaction	(179)
Distributions to ETP	(775)
Net income	290
Balance, December 31, 2015	360
Sunoco Retail Transaction	2,297
Distributions to ETP	(77)
R&M and Atlantic Distribution	(2,200)
Net loss	(53)
Balance, December 31, 2016	327
Net income	4
Balance, December 31, 2017	$331

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statements of Cash Flows
(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income (loss)	$4	$(53)	$290
Reconciliation of net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	13
Deferred income taxes	—	—	—
Inventory valuation adjustments	—	—	(3)
(Income) loss from unconsolidated affiliates	(4)	53	(269)
Distributions from unconsolidated affiliates	35	30	12
Net change in operating assets and liabilities:
Accounts receivable, net	—	—	7
Inventories	—	—	73
Accounts payable	—	—	(48)
Accrued and other current liabilities	—	—	(28)
Other, net	—	—	(14)
Net cash provided by operating activities	35	30	33
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	—	—
Capital expenditures	—	—	(16)
Proceeds from Sunoco Retail Transaction	—	2,200	—
Contribution from ETP	—	—	—
Proceeds from Sunoco LLC Transaction	—	—	775
Proceeds from MACS Transaction	—	—	—
Purchase of intangibles	—	—	(28)
Proceeds from dispositions	—	—	2
Net cash provided by investing activities	—	2,200	733
Cash flows from financing activities:
Advances (to) from Sunoco, Inc.	(35)	(30)	188
Distributions to ETP	—	—	(954)
R&M and Atlantic Distribution	—	(2,200)	—
Other	—	—	—
Net cash used in financing activities	(35)	(2,230)	(766)
Change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—
Cash and cash equivalents, end of period	$—	$—	$—

	Years Ended December 31,
	2017	2016	2015
Non-Cash Financing Activities:
Non-cash distribution to members	$—	$(77)	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Notes to Consolidated and Combined Financial Statements
(Dollars in millions)

1.	Operations and Organization:
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer, LP. Prior to December 2, 2016, the Company’s membership interests were owned 99% by ETP Retail Holdings, LLC (“Retail Holdings”), an indirect wholly-owned subsidiary of Energy Transfer Partners, L.P. (“ETP”), and 1% by another indirect wholly-owned subsidiary of ETP. On December 2, 2016, the 1% membership interest was contributed to Retail Holdings; therefore, the Company is now a direct wholly-owned subsidiary of Retail Holdings.
Retail Holdings was formed in May 2014. In June 2014, the equity interests in multiple entities were contributed to Retail Holdings, including (a) the 99% membership interest in the Company and (b) 100% of the membership interests in Sunoco, LLC (“Sunoco LLC”). Sunoco LLC was formed by Sunoco, Inc. (“Sunoco”) in June 2014, at which time Sunoco contributed certain retail assets (the “Contributed Assets”) of its subsidiaries to Sunoco LLC. Pursuant to the contribution agreement, Sunoco contributed substantially all of its wholesale motor fuel distribution business which included:

•	dealer, distributor and fuel supply agreements,

•	fuel supply agreements to distribute motor fuel to Sunoco convenience stores and other retail fuel outlets,

•	real property owned in fee,

•	leases and subleases under which it was a tenant, and

•	leases and subleases under which it was a landlord.
All of the Contributed Assets were recorded at book value as this transaction was considered to be a reorganization of entities under common control. As discussed above, Sunoco contributed its interest in Sunoco LLC to Retail Holdings in June 2014. Sunoco was acquired by ETP in October 2012.
In April 2015, Sunoco LP acquired a 31.58% membership interest and 50.1% voting interest in Sunoco, LLC (“Sunoco LLC”) from Retail Holdings (the “Sunoco LLC Transaction”) in exchange for $775 million in cash and 795,482 Sunoco LP common units. As a result of the Sunoco LLC Transaction, Retail Holdings no longer had a controlling interest in Sunoco LLC, therefore all of the Sunoco LLC operations were deconsolidated by Retail Holdings as of April 1, 2015.
Sunoco Retail LLC (“Sunoco Retail”) was formed in December 2015 as an indirect wholly-owned subsidiary of ETP. On March 31, 2016, 100% of the equity interests in Sunoco Retail were contributed to Retail Holdings. Immediately prior to this contribution, Sunoco Retail’s assets included (i) the retail assets and the ethanol plant located in Fulton, NY formerly owned by Sunoco, Inc. (R&M), (ii) the retail assets formerly owned by Atlantic Refining & Marketing Corp; and (iii) 100% of the membership interests in Sunmarks LLC.
Effective January 1, 2016, Retail Holdings contributed to Sunoco LP the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC and 100% of the membership interest in Sunoco Retail for $2.2 billion in cash (including working capital) and the issuance to Retail Holdings of 5,710,922 Sunoco LP common units (the “Sunoco Retail Transaction”). Concurrently with the execution of the transaction, Retail Holdings distributed the $2.2 billion in cash to Sunoco, Inc. (R&M) and Atlantic Refining & Marketing Corp in the amount of $2 billion and $0.2 billion, respectively (the “R&M and Atlantic Distribution”).
In connection with the Sunoco LLC Transaction and the Sunoco Retail Transaction, Retail Holdings entered into guarantees of collection on an aggregate $1.6 billion of senior notes issued by Sunoco LP (the “Guarantees”). On December 2, 2016, Retail Holdings contributed to the Company 6,506,404 Sunoco LP common units (consisting of 795,482 Sunoco LP common units received in the Sunoco LLC Transaction and 5,710,922 Sunoco LP common units received in the Sunoco Retail Transaction) and assigned to the Company the Guarantees.
In April 2017, ETP merged with a subsidiary of Sunoco Logistics Partners L.P., at which time ETP changed its name from “Energy Transfer Partners, L.P.” to “Energy Transfer, LP” and Sunoco Logistics Partners L.P. changed its name to “Energy Transfer Partners, L.P.” References to “ETP” refer to the entity named Energy Transfer Partners, L.P. prior to the close of the merger, and Energy Transfer, LP subsequent to the close of the merger.

2.	Summary of Significant Accounting Policies:
Basis of Presentation and Principles of Consolidation
The consolidated and combined financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated and combined financial statements of the Company include accounts of all wholly-owned subsidiaries. Intercompany transactions have been eliminated in consolidation.
The transactions discussed in Note 1 were between entities under common control, and the historical consolidated and combined financial statements reflect the combined financial position and results of operations of the entities discussed above from the beginning of the first accounting period presented.
For purposes of these consolidated and combined financial statements the Contributed Assets are presented as the predecessor on a combined basis. Given that no change in cost basis occurred with respect to the common control transactions, predecessor and successor periods are not separately presented herein.
Accordingly, the consolidated and combined financial statements reflect the following:

•	prior to April 2015, the consolidation of Sunoco LLC and an equity method investment in Sunoco LP (representing 3,983,540 Sunoco LP common units);

•
from April 2015 until December 2015, an equity method investment in Sunoco LLC (representing 68.42% of Sunoco LLC) and an equity method investment in Sunoco LP (representing 4,779,022 Sunoco LP common units); and

•	from January 2016 through December 2017, an equity method investment in Sunoco LP (representing 10,489,944 Sunoco LP common units).
Sunoco allocated various corporate overhead expenses to the Contributed Assets based on percentage of property, plant and equipment, cost of goods sold, margin and headcount. These allocations are not necessarily indicative of the cost that the Contributed Assets would have incurred by operating as an independent stand-alone entity. As such, the consolidated financial statements may not fully reflect what the Contributed Assets’ financial position, results of operations and cash flows would have been had the Contributed Assets operated as a stand-alone company during the periods presented.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include investments with original maturities of three months or less.
Investments in Unconsolidated Affiliates
The Company owns an interest in Sunoco LP which is accounted for by the equity method for which the Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Revenue Recognition
During the periods presented, the Company derived revenue from the sale of fuel. Revenue was recognized at the time of sale or when fuel was delivered to the customer. Refined product exchange transactions, which are entered into primarily to acquire refined products of a desired quantity or at a desired location, are netted in cost of products sold in the consolidated and combined statements of operations.
Motor Fuel Taxes
Consumer excise taxes on sales of refined products are excluded from both revenues and costs and expenses in the consolidated and combined statements of operations, with no effect on net income.

Income Taxes
Income taxes are accounted for under the asset and liability method as if the Company were a separate taxpayer during the period that its operations were included as part of a federal consolidated tax return filing group with its parent company. Under this method, deferred tax assets and liabilities of the Company are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date.
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. Then, the tax benefit recognized is the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes.
Under the separate entity method, the Company is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its parent. However, since there is no tax-sharing agreement in place between the Company and its parent, any taxes payable or receivable on current taxable income or loss at the end of each reporting date is treated as a capital contribution or dividend.
On June 1, 2014, the Company’s investment in Sunoco LLC was restructured to be treated as a partnership for federal and state income tax purposes. No income taxes are reflected in the financial statements for Sunoco LLC’s operations conducted subsequent to this date.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the consolidated and combined financial statements approximate fair value because of the short-term maturity of the instruments.
3. Investments in Unconsolidated Affiliates:
Sunoco LP
At December 31, 2017, the Company’s investment in Sunoco LP consists of 10,489,944 Sunoco LP common units that were issued to the Company as part of the consideration for various transactions. The Company’s investment represented approximately 11% of the total outstanding Sunoco LP common units at December 31, 2017. The Company’s investment in Sunoco LP is accounted for in our consolidated and combined financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Equity, L.P.
The income from unconsolidated affiliates of $4 million on the Company’s statement of operations for the year ended December 31, 2017 includes the impact of non-cash impairments recorded by Sunoco LP, which reduced the Company’s income from unconsolidated affiliates by $42.5 million during the period.
The loss from unconsolidated affiliates of $53 million on the Company’s statement of operations for the year ended December 31, 2016 includes the impact of non-cash impairments recorded by Sunoco LP, which impacted the Company’s loss from unconsolidated affiliates by $67 million during the period.

4.	Property, Plant and Equipment:
Depreciation is computed by straight-line method over the shorter of estimated useful asset lives or lease terms of the respective assets. Total depreciation expense on property, plant and equipment included in depreciation and amortization for the years ended December 31, 2017, 2016 and 2015 was $0, $0 and $6, respectively.

5.	Intangible Assets:
Amortization is computed over the respective lives of the agreement or over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Total amortization expense on finite-lived intangibles included in depreciation and amortization for the years ended December 31, 2017, 2016 and 2015 was $0, $0 and $7, respectively.

6.	Income Taxes:
The components of the federal and state income tax expense (benefit) were summarized as follows:

	Years Ended December 31,
	2017	2016	2015
Current expense:
Federal	$—	$—	$—
State	—	—	3
Total	—	—	3

Deferred expense:
Federal	$—	$—	$—
State	—	—	—
Total	—	—	—

Total income tax expense	$—	$—	$3
A reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) is as follows:

	Years Ended December 31,
	2017	2016	2015
Income tax (benefit) expense at US statutory rate of 35%	$1	$(19)	$116

Increase (reduction) in income taxes resulting from:
State income taxes (net of federal income tax effects)	—	—	3
Partnership loss (income) not subject to tax	(1)	19	(116)

Income tax expense	$—	$—	$3
Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. The Company had no deferred taxes as of December 31, 2017 and 2016.
The Company’s parent has been examined by the IRS for tax years through 2012. However, statutes remain open for tax years 2007 and forward due to carryback of net operating losses and/or claims regarding government incentive payments discussed above. All other issues are resolved. Though we believe the tax years are closed by statute, tax years 2004 through 2006 are impacted by the carryback of net operating losses and under certain circumstances may be impacted by adjustments for government incentive payments. As discussed above, the Company has no obligations to or claims against its parent with respect to any audit adjustments resulting from audit since there is no tax-sharing agreement in place.

The Company’s parent also has various state and local income tax returns in the process of examination or administrative appeal in various jurisdictions. We believe the appropriate accruals or unrecognized tax benefits have been recorded for any potential assessment with respect to these examinations for the period represented in these financial statements. However, as described above, the Company has no obligations to or claims against its parent with respect to any audit adjustments resulting from audit since there is no tax-sharing agreement in place.

7.	Related Party Transactions:
Related party transactions in 2015 reflected Sunoco LLC’s transactions between ETP, Sunoco LP and certain of their subsidiaries and affiliates prior to the Company’s deconsolidation of Sunoco LLC in April 2015. Purchases and sales under various agreements were included in purchases from and sales to affiliates for the year ended December 31, 2015. Sunoco LLC had a treasury service agreement with Sunoco, Inc. (R&M). Pursuant to this agreement, Sunoco LLC participated in Sunoco, Inc. (R&M)’s centralized cash management program. Under this program, all of Sunoco LLC’s cash receipts and cash disbursements were processed, together with those of Sunoco and its other subsidiaries, through Sunoco’s cash accounts with a corresponding credit or charge to the affiliated account.

8.	Commitments and Contingencies:
In connection with previous transactions between Sunoco LP, Retail Holdings and the Company, the Company previously guaranteed $1.6 billion of Sunoco LP’s senior notes. On January 23, 2018, Sunoco LP redeemed the previously guaranteed senior notes and issued the following senior notes, for which the Company has guaranteed collection with respect to the payment of principal amounts:

•	$1 billion of 4.875% senior notes due 2023;

•	$800 million of 5.50% senior notes due 2026; and

•	$400 million of 5.875% senior notes due 2028.
Under the guarantee of collection, ETC M-A would have the obligation to pay the principal of each series of notes once all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of such notes. ETC M-A will not otherwise be subject to the covenants of the indenture governing the notes.